August 2, 2019

VIA ELECTRONIC MAIL, EDGAR FILING, AND FEDERAL EXPRESS

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Rocky Mountain Chocolate Factory, Inc. PREC14A filed July 25, 2019 Filed by AB Value Partners LP et. al File No. 1-36865

Ms. Chalk:

Set forth below are the responses of AB Value Partners LP (“AB Value”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated July 30, 2019, with respect to preliminary proxy statement, File No. 1-36865, filed with the Commission on July 25, 2019 (the “Proxy Statement”), in relation to Rocky Mountain Chocolate Factory, Inc. (“RMCF” or the “Company”). Concurrently with the submission of this letter, AB Value is filing an Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”). Enclosed with the email and Federal Express versions of this letter is a copy of the Amended Proxy Statement marked to show changes from the Proxy Statement as originally filed.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Proxy Statement, unless otherwise specified.

Reasons for the Solicitation, page 6

1.	Revise to provide a source for the “publicly available information” cited to support the alleged declines in factory sales, retail sales and royalty, marketing and franchise fees (see the last sentence on page 7).

RESPONSE: AB Value respectfully acknowledges the Staff’s comment. AB Value has included a citation to certain annual reports of the Company filed on Form 10-K in support of its statement regarding the Company’s decline in factory sales, retail sales and royalty, marketing and franchise fees, and respectfully refers the Staff to page 8 of the Amended Proxy Statement.

Proposal 1. Election of Directors, page 11

2.	We are aware that RMCF has not yet filed its proxy statement, thereby identifying its director nominees for the annual meeting. However, before filing a definitive proxy statement, you must identify the Company nominees for whom shareholders may effectively vote using your proxy card. When the Company’s nominees are identified, revise this section and your proxy card to identify the individuals whom you will not support, thereby also identifying the Company nominees for whom shareholders may “round out” their slate using your proxy card. In your revised proxy materials, you may leave blanks for the specific names, thereby indicating this information will be provided as it becomes available.

RESPONSE: AB Value respectfully acknowledges the Staff’s comment and advises the Staff that it has left blanks for specific names in the Amended Proxy Statement on Page 11. Prior to filing a definitive proxy statement, AB Value will replace the open brackets with the names of the Company’s nominees whom it will not support.

Proposal 3: Advisory Vote on Redemption of Poison Pill, page 16

3.	In this section, you state that if Proposal 3 is “approved” by shareholders, it will send a message to the Company. However, since this is an advisory proposal only, it is not clear what “approval” means in this context. Please revise to clarify.

RESPONSE: AB Value respectfully acknowledges the Staff’s comment and has revised the applicable disclosures to clarify that it believes that the support of a majority of stockholders who attend the Company’s annual meeting of stockholders would send a strong signal to the Company’s board of directors in relation to Proposal 3. AB Value respectfully refers the Staff to page 16 of the Amended Proxy Statement.

Voting and Proxy Procedures, page 18

4.	You state that AB Value currently intends to vote the shares it owns in favor of its own nominees but that you “reserve the right to vote some or all of the AB Value Shares for some or all of the Company’s director nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interests of all stockholders...” Revise to more specifically explain under what circumstances AB Value might determine to support the Company’s nominees over its own director candidates.

RESPONSE: In response to the Staff’s comment, AB Value has revised the applicable disclosure to explain under what circumstances AB Value might determine to support the Company’s nominees. AB Value respectfully refers the Staff to page 18 of the Amended Proxy Statement.

Votes Required for Approval, page 19

5.	With respect to Proposal 1 (Election of Directors), the form of proxy filed with your proxy statement does not provide an “abstain” option. Therefore, revise to clarify what you mean by the reference to abstentions in this section in the context of Proposal 1. If you mean to reference the “withhold” option provided on your proxy card, revise to so state.

RESPONSE: AB Value respectfully acknowledges the Staff’s comment and has revised the applicable disclosure to refer to the “withhold” option, instead of abstentions, in the context of Proposal 1. AB Value respectfully refers the Staff to the “Election of Directors” subsection of the “Votes Required for Approval” section on page 19 of the Amended Proxy Statement.

Form of Proxy

6.	See our comment above. Once RMCF identifies its nominees for election, revise the proxy card to inform shareholders which three Company nominees may “round out” your short slate.

RESPONSE: AB Value respectfully acknowledges the Staff’s comment and has revised the form of proxy to include placeholder brackets to be completed once the Company has identified its nominees and prior to AB Value filing a definitive proxy statement. AB Value respectfully refers the Staff to the Form of Proxy.

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Please contact me directly at (212) 237-0198 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ Patrick Gadson
Patrick Gadson

Enclosures